Exhibit 4.2
CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
MONEYGRAM INTERNATIONAL, INC.
     It is hereby certified that:
     1. The name of the corporation (which is hereinafter referred to as the Corporation) is “MoneyGram International, Inc.”
     2. Clause (A) of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety, as follows:
Article IV
     (A) Authorized Stock. The total number of shares of stock that the Corporation shall have authority to issue is one billion three hundred and seven million (1,307,000,000), consisting of (i) one billion three hundred million (1,300,000,000) shares of Common Stock, par value $0.01 per share (hereinafter referred to as “Common Stock”) and (ii) seven million (7,000,000) shares of Preferred Stock, par value $0.01 per share (hereinafter referred to as “Preferred Stock”).
     3. Clauses (C) and (D) of Article VIII of the Amended and Restated Certificate of Incorporation of the Corporation are hereby amended and restated in their entirety as follows:
Article VIII
     (C) The directors shall be elected annually at each annual meeting of stockholders of the Corporation to hold office for a term expiring at the next annual meeting of stockholders, with each director to hold office until his or her successor shall have been duly elected and qualified. Directors elected at the 2009 annual meeting of stockholders of the Corporation shall commence their term of office upon the effectiveness of this Amendment to the Amended and Restated Certificate of Incorporation under the General Corporation Law of the State of Delaware (the “Effective Time”) for a term expiring at the next annual meeting of stockholders, with each such director to hold office until his or her successor shall have been duly elected and qualified.
     (D) Subject to the rights of the holders of our Series B Participating Convertible Preferred Stock and Series B-1 Participating Convertible Preferred

Stock (the “Series B Stock”) or any other series or class of stock, as set forth in this Amended and Restated Certificate of Incorporation, to elect additional directors under specified circumstances, vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled, unless the Board of Directors otherwise determines, only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, or by the sole remaining director, and not by stockholders. Directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders and until such director’s successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the Board of Directors shall shorten the term of any incumbent director.
     4. Article XIII is hereby added to the Amended and Restated Certificate of Incorporation of the Corporation as follows:
Article XIII
     (A) At any time the investors that are party to the Purchase Agreement (as defined below) or their respective affiliates (collectively, the “Investors”) have the right pursuant to Section 4.1(b) of the Purchase Agreement to appoint individuals to be nominated for election to the Board of Directors (“Board Representatives”) to serve as directors of the Corporation, affiliates of Goldman, Sachs & Co. (“Goldman Sachs”) (or its permitted successors or assigns) shall have the right to designate one (1) Board Representative (the “GS Board Representative”), which such Board Representative, if elected as a director, shall have one (1) vote, and affiliates of Thomas H. Lee Partners, L.P. (“THL”) (or its permitted successors or assigns) shall have the right to designate two (2) to four (4) Board Representatives (the “THL Board Representatives”), which THL Board Representatives, if elected as directors, together shall be authorized to vote (with each THL Board Representative having equal votes) on all matters occasioning action by the Board of Directors a total number of votes equal to (x) the number of directors that the Investors would be entitled to designate pursuant to Section 4.1(b) of the Purchase Agreement in order to have Proportional Representation (as defined below) on the Board of Directors in the absence of this Article XIII, minus (y) the one (1) vote of the GS Board Representative. Each director other than the THL Board Representatives shall have one (1) vote. For the purposes of this Amended and Restated Certificate of Incorporation, “Proportional Representation” shall mean the number of Board Representatives (rounded to the nearest whole number) that the Investors would need to appoint (in the absence of this Article XIII) in order for the number of Board Representatives appointed by the Investors as compared to the number of directors constituting the entire Board of Directors to be proportionate to the Investors’ common stock ownership, calculated on a fully-converted basis (assuming all shares of Series B Stock are converted into common stock). For the purposes of this Amended and Restated Certificate of Incorporation, the “Purchase Agreement” shall mean that certain Amended and Restated Purchase Agreement, dated as of March 17, 2008, between the Corporation and the purchasers named therein, including all schedules and exhibits thereto, as the same may be amended from time to time.
     (B) At any time the right of the Investors to appoint Board Representatives pursuant to this Article XIII is in effect, all references in this Amended and Restated Certificate of Incorporation, the Bylaws of the Corporation and any other charter document of the Corporation, each as may be amended from time to time, to “a majority of the directors,” “a majority of the remaining directors,” “a majority of the Whole Board,” “a majority of the total number of directors that the Corporation would have if there were no vacancies” and similar phrases shall give effect to the proportional voting provisions of this Article XIII such that the references to a “majority” shall mean a “majority of the votes of the directors.
     5. The amendments of the Amended and Restated Certificate of Incorporation herein certified have been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
     IN WITNESS WHEREOF, said MoneyGram International, Inc. has caused this Certificate of Amendment of Amended and Restated Certificate of Incorporation to be signed by its Executive Vice President, General Counsel and Secretary this 12th day of May, 2009.

MONEYGRAM INTERNATIONAL, INC.
By	/s/ Teresa H. Johnson
Teresa H. Johnson
Executive Vice President, General Counsel and Secretary

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